SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-31883
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2003

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	BentleyCapitalCorp.com Inc. 1150 Marina Village Parkway, Suite 103 Alameda, CA 94501

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The reason the extension is desired is that the Company has not finished responding to the independent auditor's questions and this has delayed the completion of the financial statements.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Edward Alexander	510	865-6412

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The company anticipates significant changes in its results of operations for 2003 compared to 2002 as follows:

      We anticipate sales for 2003 of approximately $257,805 compared to actual sales for 2002 of $303,734.

      We anticipate gross margin for 2003 of approximately $67,883 compared to actual gross margin for 2002 of $81,018.

      We anticipate operating expenses for 2003 of approximately $270,420 compared to actual operating expenses for 2002 of $322,248.

      We anticipate a loss from operations for 2003 of approximately $202,537 compared to actual loss from operation for 2002 of $241,230.

      We anticipate other expense (net) for 2003 of approximately $10,213 compared to actual other expense (net) for 2002 of $169,961.

      We anticipate a net loss for 2003 of approximately $212,750 compared to actual net loss for 2002 of $411,191.

      We anticipate basic and diluted loss per common share for 2003 of approximately $0.02 compared to actual basic and diluted loss per common share for 2002 of $0.09.

      We anticipate basic and diluted weighted average shares outstanding for 2003 to be approximately 11,250,000 shares compared to actual basic and diluted weighted average shares outstanding for 2002 of 4,647,953.

BentleyCapitalCorp.com Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2004	By:	/s/ Edward Alexander Edward Alexander President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).